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                            March 29, 2023

       Chee Kong Choo
       Director and Chairman
       CytoMed Therapeutics Pte. Ltd.
       21 Bukit Batok Crescent
       #17-80 WCEGA Tower
       Singapore 658065

                                                        Re: CytoMed
Therapeutics Pte. Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed March 28,
2023
                                                            File No. 333-268456

       Dear Chee Kong Choo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       Exhibits

   1. Please file the form of service agreements the executives will execute effective upon consummation of the
offering, as disclosed on page 149. Refer to Item 601(b)(10)(iii) of
                                                        Regulation S-K.
   2. As counsel is providing its opinion regarding whether CytoMed Malasia has been duly incorporated and is
validly existing, please revise Exhibit 5.3 to remove: (1) the inappropriate
assumptions in paragraph 3.1(g), which addresses whether CytoMed
                                                        Malaysia obtained
governmental approvals, permits and met other requirements under
 Chee Kong Choo
CytoMed Therapeutics Pte. Ltd.
March 29, 2023
Page 2
       Malaysian law; and (2) the general disclaimer in 3.1(l) "that there are no other documents which may affect [counsel's] Opinion which have not been presented to [counsel]."
       Finally, have counsel revise paragraph 5.3 to eliminate all inappropriate limitations on reliance; purchasers of securities in the offering are entitled to rely on counsel's opinion.
       We note, as examples only, the statements that "[t]his Opinion is given only for the benefit of the person to whom it is addressed" and "this Opinion is not to be . .. . relied upon by, any other person." Refer to Section II.3 of Staff Legal Bulletin No. 19 for guidance regarding assumptions, qualifications and limitations on reliance in legality opinions.
General

3. We note on page 182 the new disclosure that, "[m]embers of our Board, our executive officers and all shareholders beneficially owning more than 5% of our outstanding ordinary shares (other than with respect to 416,666 ordinary shares), subject to certain exceptions, as of the effective date of this Prospectus have agreed during the 12-month period following the date of this Prospectus to substantially similar lock-up provisions, subject to certain exceptions." Tell us the nature of the the beneficial ownership of the
       416,666 ordinary shares that are not subject to lock-ups.
4. We note the Free Writing Prospectus filed on February 27, 2023. Please confirm that marketing materials currently in use are consistent with the disclosure in the registration statement.
        You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at
(202) 551-
3486 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameChee Kong Choo
                                                             Division of
Corporation Finance
Comapany NameCytoMed Therapeutics Pte. Ltd.
                                                             Office of Life
Sciences
March 29, 2023 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName